UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F            ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Xiao Luo as Chief Operating Officer and Appointment of Xiao Luo as Chief Marketing Officer

On November 30, 2025, the nominating and corporate governance committee (the “Nominating Committee”) of the board of directors (the “Board”) of Zhibao Technology Inc., a Cayman Islands exempted company (the “Company”) accepted the resignation of Xiao Luo as the Chief Operating Officer of the Company, effective November 30, 2025, and the appointment of Mr. Luo as the Chief Marketing Officer of the Company, effective December 1, 2025. On December 1, 2025, the Board ratified and approved the respective resignation of Mr. Luo as the Chief Operating Officer of the Company and his appointment of the Chief Marketing Officer of the Company. Notwithstanding the change of his role, Mr. Luo will receive no additional compensation as Chief Marketing Officer of the Company other than as provided in his employment agreement with Sunshine Insurance Broker (Shanghai) Co., Ltd., a subsidiary of the Company (“Sunshine Insurance Broker”) dated April 1, 2022 (“Luo Employment Agreement”) pursuant to which he has been serving as General Manager of Sunshine Insurance Broker commencing on April 1, 2022. The Luo Employment Agreement shall last for an indefinite term, subject to certain conditions for termination and certain exceptions provided under the PRC labor laws. Mr. Luo is entitled to a fixed base salary in the amount of RMB 45,000 (approximately $6,300) per month plus bonus. Mr. Luo is also entitled to participate in any benefit plans stipulated by both parties or as required by the PRC laws. The Luo Employment Agreement also contains restrictive covenants relating to non-competition for a period of two years from the date of termination of employment and non-solicitation after the termination of the employment, and confidentiality covenants.

Xiao Luo previously served different roles with the Company, including as Chief Operating Officer of the Company from June 2023 to December 2025, deputy manager of the Company between April 2018 and January 2020. He has also been serving as the General Manager of Sunshine Insurance Broker since April 2020. Between October 2015 and March 2018, Mr. Luo served as general manager of Shanghai Anyi Network Technology Co., Ltd., a subsidiary of the Company in China. From July 2007 to September 2015, Mr. Luo worked as deputy managing director of risk management department at Wills Insurance Brokers Co. Ltd., a company engaged in insurance brokerage in Shanghai. Mr. Luo received a bachelor’s degree in Transportation and Math from Shanghai Jiao Tong University in July 2007 and a master’s degree in Business Administration in June 2015 from Shanghai Advanced Institute of Finance.

Appointment of Xiaowei Le as Chief Operating Officer of the Company

On November 30, 2025 and December 1, 2025, the Nominating Committee and the Board, respectively, approved the appointment Xiaowei Le as Chief Operating Officer of the Company, effective December 1, 2025. Mr. Le will receive no additional compensation as Chief Operating Officer of the Company other than as provided in his employment agreement with Sunshine Insurance Broker dated October 11, 2023 (“Le Employment Agreement”) pursuant to which he has been serving as Executive Director of Sunshine Insurance Broker. The Le Employment Agreement is for a three-year term, commencing on October 11, 2023, subject to certain conditions for termination and certain exceptions provided under the PRC labor laws. Mr. Le is entitled to a fixed base salary in the amount of RMB 50,000 (approximately $7,000) per month plus bonus. Mr. Le is also entitled to participate in any benefit plans stipulated by both parties or as required by the PRC laws. This Le Employment Agreement also contains customary restrictive covenants relating to non-competition for a period of two years from the date of termination of employment and non-solicitation after the termination of the employment, and confidentiality covenants.

Xiaowei Le has over 20 years of experience in sales management, general management, and leadership roles across multiple insurance companies. Mr. Le has been serving as Executive Director of Sunshine Insurance Broker since October 2023. From July 2019 to August 2022, Mr. Le served as deputy general manager of Bohai Property Insurance Co., LTD, a national property insurance company headquartered in Tianjin. From February 2007 to July 2019, Mr. Le served as assistant general manager, deputy general manager and general manager of Yongcheng Property Insurance Co., Ltd. (“Yongcheng”), a national property insurer specializing in electric power and energy insurance, manager of the head office department of Yongcheng, and director, deputy general manager and general manager of a subsidiary of Yongcheng. From July 1998 to October 2005, Mr. Le served as an agent, clerk, and department director of China Ping An Property Insurance Co., Ltd., the second-largest national insurer in China. Mr. Le received his bachelor’s degree in Economics from Sun Yat-Sen University in 1998.

Appointment of Guangtong Ren as Chief Actuary of the Company

On November 30, 2025 and December 1, 2025, the Nominating Committee and the Board, respectively, approved the appointment of Guangtong Ren as Chief Actuary of the Company, effective December 1, 2025.

On November 27, 2023, Mr. Ren and Zhibao Technology Co., Ltd. (“Zhibao China”) entered into an employment agreement (the “Ren Employment Agreement”). Pursuant to the Ren Employment Agreement, Mr. Ren will serve as Executive Director and Chief Actuary of Zhibao China for a three-year term, commencing on November 27, 2023, subject to certain conditions for termination and certain exceptions provided under the PRC labor laws. Mr. Ren is entitled to a fixed base salary in the amount of RMB 50,000 (approximately $7,000) per month plus bonus. Mr. Ren is also entitled to participate in any benefit plans stipulated by both parties or as required by the PRC laws. This Ren Employment Agreement also contains customary restrictive covenants relating to non-competition for a period of two years from the date of termination of employment and non-solicitation after the termination of the employment, and confidentiality covenants.

Guangtong Ren has over 25 years of extensive experience in corporate finance, strategic planning, and risk management of insurance, investment management and start-ups. Mr. Ren has served as Executive Director and Chief Actuary of Zhibao China since November 2023, and Principal Insurance Officer of Zhibao Labuan Re Co., Ltd., a subsidiary of the Company, since April 2025. From August 2020 to November 2023, Mr. Ren served as special advisor to Chief Executive Officer at GLP Capital Partners Limited, a global leader in providing industrial services and investment focused on next-generation infrastructure in the supply chain, big data, and new energy sectors. From August 2018 to July 2020, Mr. Ren served as an advisor to the Chairman at Lupu Investment Holding Group Ltd., a Group specializes in wealth management and private equity investment. From October 2006 and June 2018, Mr. Ren served as Chief Financial Officer, Regional Finance Actuary and Greater China Chief Risk Officer of AIG Insurance Company China Limited, an international insurance organization serving commercial, institutional and individual customers. From August 2004 to January 2006, Mr. Ren served as Consultant of the Boston Consulting Group, a global management consulting firm. From July 1994 to July 2004, Mr. Ren served as Deputy General Manager of Ping An Insurance (Group) Company of China, Ltd., a Chinese financial services holding company whose subsidiaries provide insurance, banking, asset management, financial services. Mr. Ren received his Master of Business Administration degree in Finance from London Business School in 2004, a master’s degree in Finance/Actuarial Science from Nankai University in 1994, and a bachelor’s degree in Mathematical Statistics from Nankai University in 1991.

There are no (i) family relationships among Mr. Luo, Mr. Le, Mr. Ren and any other directors or executive officers of the Company, nor (ii) related party transactions involving Mr. Luo, Mr. Le and Mr. Ren that necessitate disclosure pursuant to Item 404 (a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: December 4, 2025

Exhibit No.	Description
10.1	English Translation of Employment Agreement, dated April 1, 2022, by and between Sunshine Insurance Broker (Shanghai) Co., Ltd. and Xiao Luo
10.2	English Translation of Employment Agreement, dated October 11, 2023, by and between Sunshine Insurance Broker (Shanghai) Co., Ltd. and Xiaowei Le
10.3	English Translation of Employment Agreement, dated November 27, 2023, by and between Zhibao Technology Co., Ltd. and Guangtong Ren

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